
02005810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FEB 27 2002
340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 3273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2000 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PAUL L. FORCHHEIMER & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. WEICHSELBAUM — (212) 425-7412
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, PAUL L. FORCHHEIMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAUL L. FORCHHEIMER & CO., INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO BEFORE ME THIS 25th DAY OF Feb 02
NOTARY PUBLIC

Signature

PRESIDENT
Title

Notary Public

SHANTILAL P. SENJALIA
Notary Public, State of New York
No 01SE5021561
Qualified in Queens County
Commission Expires December 20, 05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


FEB 27 2002
340

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Paul L. Forchheimer & Co., Inc.:

In planning and performing our audit of the financial statements of Paul L. Forchheimer & Co., Inc. (the "Company") for the fifteen months ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of net capital under rule 17-3(a)(11); and the reserve required by rule 15c3-3, (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the record of differences required by rule 17a-13, (iii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practice and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Paul L. Forchheimer & Co., Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fulvio & Associates, L.L.P.

New York, New York
February 4, 2002


FEB 27 2002
340

PAUL L. FORCHHEIMER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Paul L. Forchheimer & Co., Inc.:

We have audited the accompanying statement of financial condition of Paul L. Forchheimer & Co., Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paul L. Forchheimer & Co., Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 4, 2002

PAUL L. FORCHHEIMER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 259,947
Cash and securities segregated for regulatory purposes	129,800
Receivable from customers	43,134
Spot commodities owned, at market value	7,025
Other	2,284
TOTAL ASSETS	$ 442,190

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payable to customers and non-customers	$ 113,900
Accounts payable and accrued liabilities	13,784
TOTAL LIABILITIES	$ 127,684
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding	$ 250,000
Additional paid-in capital	107,465
Earnings deficit	(42,959)
TOTAL SHAREHOLDERS' EQUITY	$ 314,506
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 442,190

The accompanying notes are an integral part of this financial statement.

PAUL L. FORCHHEIMER & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

Paul L. Forchheimer & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the American Stock Exchange and the National Association of Securities Dealers, Inc. The Company was incorporated in February 1979 in the State of New York.

Cash Equivalents:

The Company considers short-term highly liquid securities with maturities of 90 days or less, other than those held for sale in the ordinary course of business, as cash.

Other Assets:

The Company has given a security deposit for their office space in the amount of $2,284.

NOTE 2. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES

Cash of $129,800 is segregated for the exclusive benefit of customers pursuant to the determination of reserve requirements for broker/dealers under SEC Rule 15c3-3. Subsequent to December 31, 2001, the Company withdrew $17,214 in cash in accordance with the provisions of SEC Rule 15c3-3.

NOTE 3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NON-CUSTOMERS

The balance shown as receivable from and payable to customers and non-customers principally represents cash balances arising in the normal course of business. The receivables are collateralized by securities held by the Company, the value of which is not reflected in the accompanying financial statements.

PAUL L. FORCHHEIMER & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001
(Continued)

NOTE 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, they are subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital, as defined, of $250,000. As of December 31, 2001, the Company had net capital that exceeded the requirements by $55,197.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2001, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6. INCOME TAXES

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise tax and New York City General Corporation tax.